Exhibit 99.1

Exhibit 99.1

TAKE STOCK

STOCK OPTION EXCHANGE PROGRAM

Save the Date

TAKE STOCK with the eBay Inc. Stock Option Exchange Program August 10—September 11, 2009

This will be a special, one-time opportunity to exchange your eligible “underwater” stock options, in most cases, for restricted stock units.

Plan now to.

LEARN about the Program

EVALUATE your options

CHOOSE whether to participate in this voluntary program

Watch for more information about this special opportunity on August 10.

This email provides the anticipated dates of the Stock Option Exchange Program. The Stock Option Exchange Program is subject to final approval by the Compensation Committee of our Board of Directors, which has the discretion to determine if and when to implement the Stock Option Exchange Program.

The Stock Option Exchange Program has not yet commenced. eBay will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.

eBay stockholders and option holders will be able to obtain the written materials described above and other documents filed by eBay with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by eBay with the SEC by directing a written request to: eBay Inc. 2145 Hamilton Avenue, San Jose, California 95125, Attention: Investor Relations.

eBay Inc.